UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONSUMER PORTFOLIO SERVICES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,
No Par Value
(Title of Class of Securities)

210502100
(CUSIP Number of Common Stock Underlying Class of Securities)

Mark Creatura, Esq.
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, California 92612
(949) 753-6800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy To: Dale E. Short, Esq. TroyGould PC 1801 Century Park East, Suite 1600 Los Angeles, California 90067 (310) 553-4441

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee*
$1,899,226	$105.98

* Estimated solely for purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer.  These options cover an aggregate of 3,960,316 shares of the issuer’s common stock and have an aggregate value of $1,899,226 as of November 6, 2009, calculated based on a Black-Scholes option pricing model.

ýCheck the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$105.95	Filing Party:	Consumer Portfolio Services, Inc.
Form of Registration No.:	005-43172	Date Filed:	November 12, 2009

☐Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐third party tender offer subject to Rule 14d-1.
☒issuer tender offer subject to Rule 13e-4.
☐going private transaction subject to Rule 13e-3.
☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2009, as amended by Amendment No. 1 to the Schedule TO with the SEC on November 27, 2009, relating to an offer (the “Exchange Offer”) by Consumer Portfolio Services, Inc. (the “Company”) to eligible employees to exchange certain outstanding options to purchase shares of the Company’s common stock, no par value, granted under the Company’s 2006 Long-Term Equity Incentive Plan and its 1997 Long-Term Equity Incentive Plan prior to November 10, 2009, as described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 12, 2009, as amended (the “Offer Document”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended, and unaffected items and exhibits are not included here.

Item 4.	TERMS OF THE TRANSACTION

The Exchange Offer expired at 9:00 p.m., Pacific Time, on Thursday, December 10, 2009. Pursuant to the Exchange Offer, Eligible Optionholders (as defined in the Offer Document) tendered, and the Company accepted for cancellation, Eligible Options (as defined in the Offer Document) to purchase an aggregate of 3,960,316 shares of the Company’s common stock from 54 Eligible Optionholders, representing 100% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer.

 Following expiration of the Exchange Offer, the compensation committee of the board of directors of the Company issued New Options to Eligible Optionholders to purchase an aggregate of 3,960,316 shares of common stock in exchange for cancellation of the tendered Eligible Options.  The grant date of the New Options is December 10, 2009, and the exercise price of the New Options is $1.50 per share.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CONSUMER PORTFOLIO SERVICES, INC.CORPORATION

	By:	/s/ Charles E. Bradley, Jr.
	Name:	Charles E. Bradley, Jr.
	Title:	President and Chief Executive Officer

Date: December 14, 2009